March 13, 2020

Attn: Tracey Houser; Terence O’Brien

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	GL Brands, Inc.

Form 10-K for Fiscal Year Ended June 30, 2019

Filed November 14, 2019

Form 10-Q for Fiscal Quarter Ended September 30, 2019

Filed January 31, 2020

File No. 000-55687

Form 8-K Filed June 4, 2019

Response Dated March 6, 2020

Ladies and Gentlemen:

GL Brands, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 11, 2020, relating to the above-referenced filings.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	We note your response to comment 2. When a conclusion is reached that disclosure controls and procedures are ineffective for an interim period, disclosure should be provided for the facts and circumstances that lead to the ineffective conclusion to allow investors to better understand the current control environment. It is unknown whether the same deficiencies identified in the Form 10-K remain the same in the interim period, especially if any new deficiencies have been identified during the period. In this regard, we note that you did not file the Article 8-04 of Regulation S-X financial statements and Article 8-05 of Regulation S-X pro forma financial information for ECS Labs when required. Please confirm to us that you will provide the disclosure when an ineffective conclusion is reached.

Response: We confirm that the Company intends to provide the required disclosure when an ineffective conclusion is reached.

Thank you for your assistance and review.

Sincerely,

GL Brands, Inc.

/s/ Brian Moon

Brian Moon

Chief Financial Officer